UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                                Quipp, Inc.

                           (Name of Issuer)


                              Common Stock

                    (Title of Class of Securities)


                           748802 10 5
                            (CUSIP Number)



  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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




  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis D. Kipp     ###-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) / /

  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America

                      5  SOLE VOTING POWER
  NUMBER OF
  SHARES                  101,705 shares

  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY
  EACH               - 0 - shares

  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON
  WITH                    101,705 shares

                      8  SHARED DISPOSITIVE POWER

                                         - 0 - shares

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    101,705 shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*



  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.2%

  12  TYPE OF REPORTING PERSON*

       IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!









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  Item 1(a).     Name of Issuer:

       Quipp, Inc.

  Item 1(b).     Address of Issuer's Principal Executive Offices:

       4800 N.W. 157th Street, Miami, Florida 33014

  Item 2(a).     Name of Person Filing:

       Louis D. Kipp (the "Filing Person")

  Item 2(b).     Address of Principal Business Office, or if none,
                 Residence:

       4800 N.W. 157th Street, Miami, Florida 33014

  Item 2(c).     Citizenship:

       United States of America

  Item 2(d).     Title of Class of Securities:

       Common Stock

  Item 2(e).     CUSIP Number:

       748802 10 5

  Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not applicable.

  Item 4.   Ownership:

       The Filing Person beneficially owns 101,705 shares of the Issuer's common stock, $.01 par value ("Common Stock"), representing 6.2% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). The Filing Person has sole power to vote and dispose of all 101,705 shares.















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  Item 5.   Ownership of Five Percent or Less of a Class.

       Not applicable.

  Item 6.   Ownership of more than Five Percent on Behalf of
  Another Person.

       Not applicable.

  Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

  Item 8.  Identification and Classification of Members of the
  Group.

       Not applicable.

  Item 9.  Notice of Dissolution of Group.

       Not applicable.

  Item 10.  Certification.

       Not applicable.


                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               02/14/1996
                                                  (Date)

                                         /s/ Louis D. Kipp
                                             Louis D. Kipp
                                             (Name/Title)















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